Exhibit (a)(1)(I)

ECC International Corp. 2001 W. Oak Ridge Road • Orlando, FL 32809-3803 (407) 859-7410 • (800) 327-1020 • Fax (407) 855-4840

August 27, 2003

To Our Stockholders:

        I am pleased to inform you that on August 20, 2003, ECC International Corp. entered into an Agreement and Plan of Merger with Cubic Corporation and its wholly-owned subsidiary, CDA Acquisition Corp. Pursuant to the Agreement, CDA Acquisition Corp. has commenced a cash tender offer to purchase all of the outstanding shares of ECC Common Stock for $5.25 per share (the "Offer"). The Offer, if successful, will be followed by a merger in which any shares not tendered in the Offer will be converted into the right to receive $5.25 per share in cash, without interest. The Offer is conditioned upon, among other things, at least a majority of ECC's outstanding shares, determined on a fully diluted basis, being validly tendered and not withdrawn before the expiration of the Offer. The Offer is currently scheduled to expire at midnight, New York City time on Wednesday, September 24, 2003, unless otherwise extended.

        Your Board of Directors has determined that the Offer and the merger are fair to and in the best interests of ECC's stockholders, unanimously approved the Offer, and recommends that stockholders accept the Offer and tender their shares.

        In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the attached Schedule 14D-9 that ECC has filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Imperial Capital, LLC, our financial advisor, that the merger consideration being offered by CDA to ECC's stockholders pursuant to the Offer is fair to our stockholders from a financial point of view. A copy of the opinion letter is included in the Schedule 14D-9 and should be read carefully in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Imperial Capital, LLC.

        In separate agreements, each of ECC's executive officers and directors and affiliates of such directors, have agreed to tender their shares into the Offer and to vote in favor of the merger. These executive officers and directors and their affiliates own shares representing approximately 37% of ECC's outstanding shares.

        In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase of Cubic Corporation dated August 27, 2003, together with the related materials to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the merger and provide instructions as to how to tender your shares.

        I urge you to read the enclosed materials carefully and promptly.

        If you wish to tender your shares in this transaction, you must comply with the instructions set forth in the enclosed materials by the applicable deadlines.

                      Sincerely,

                      Robert L. Collins
                      Chief Executive Officer